UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
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FORM 12b-25	SEC FILE NUMBER 000-20685
CUSIP NUMBER
NOTIFICATION OF LATE FILING	030405104

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	January 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

American Wagering Inc.
Full Name of Registrant

Former Name if Applicable

675 Grier Drive
Address of Principal Executive Office (Street and Number)

Las Vegas, Nevada 89119
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As we previously reported, our former Chief Financial Officer gave us 30 days written notice of termination of his employment on November 17, 2006.  Since then, we have appointed persons to assist in the preparation of our quarterly and annual reports on Forms 10-QSB and 10-KSB, respectively, and we have continued to seek personnel on both a full-time and part-time basis for our accounting department.  Thus far, we have not found a suitable permanent replacement for the Chief Financial Officer position. That situation, together with our relatively small accounting staff, has created the need for additional time to complete our Form 10-KSB.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Victor J. Salerno	(702)	735-0101
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Purchase and operation of Sturgeon’s Inn & Casino -

On March 1, 2006, through a wholly-owned subsidiary we acquired the assets of Sturgeon’s Inn & Casino (“Sturgeon’s”) for $1,800,000 and separately purchased on-hand inventories totaling $148,075. In connection with the acquisition, we incurred indebtedness of $1,800,000 payable in monthly interest installments at the Wall Street Journal-listed prime rate plus 2%.  The principal has since been reduced to $1,500,000 and is due in a single payment on March 1, 2008.  Interest is payable in monthly installments at the Wall Street Journal-listed prime rate plus 2%.

From the period since the acquisition on March 1, 2006 through January 31, 2007, operating results from Sturgeon’s Inn and Casino were as follows:

Hotel/Casino Revenues	$2,844,326
Direct Costs	(2,470,444)
Selling, General and Administrative, Depreciation, and Amortization Expenses	(317,480)
Operating Income	$56,402

Michael Racusin, d/b/a M. Racusin & Company v. American Wagering, Inc. et al. -

On October 6, 2006, in the case titled Michael Racusin, d/b/a M. Racusin & Company v. American Wagering, Inc. et al. , Case No. 03-05084, the United States Court of Appeals for the Ninth Circuit (the “9th  Circuit”) reversed the decision of the Bankruptcy Appellate Panel for the Ninth Circuit (the “BAP”), which previously ruled in our favor that the bankruptcy claim of Michael Racusin, d/b/a M. Racusin & Company (“Racusin”), was subject to subordination under Section 510(b) of the U.S. Bankruptcy Code (the “Code”) pursuant to our prior plan of reorganization under Chapter 11 of the Code (the “Plan”). Racusin’s bankruptcy claim arose from a pre-petition, July 8, 2003 judgment (the “Judgment”) by the United States District Court for the District of Nevada in Racusin’s favor on a breach of contract claim against us as to which a “Settlement Agreement” was entered into on September 3, 2004. In reversing the BAP’s ruling, the 9th Circuit ruled that the Judgment was not subject to subordination and remanded the case for further proceedings.

On October 20, 2006, American Wagering, Inc. (the "Company") and its wholly-owned subsidiary Leroy's Horse & Sports Place, Inc. ("Leroy's") petitioned the 9th Circuit for a panel rehearing or, in the alternative, a rehearing en banc.  The 9th Circuit requested Racusin to respond to our petition and Racusin filed a response on December 15, 2006. The 9th Circuit has not yet ruled on the petition.

If the 9th Circuit rehears the case and affirms the BAP's ruling, then Racusin's claim will be resolved by our issuance of 250,000 shares of the Company’s common stock to Racusin, in accordance with the Settlement Agreement. Those shares were issued in Racusin's name on July 27, 2005 pursuant to the BAP's ruling and are currently held in trust by the Bankruptcy Court pending a resolution of this matter.

If the 9th Circuit declines to rehear the case or if it rehears the case and reverses the BAP's ruling, then the 250,000 shares that we issued in Racusin's name will be cancelled, the accounting entries described below will remain on our books, and Racusin's claim will be resolved by a series of cash payments by us to (or for the benefit of) Racusin, in accordance with the Settlement Agreement. As of January 31, 2007, the principal amount that would be due if the Company did not prevail would be the agreed-upon sum of $2,800,000, less $420,000 previously paid, plus accrued interest from the March 11, 2005 effective date of the Plan; plus interest at 8% per annum, which we would pay under a 60-month amortization schedule contained in the Settlement Agreement.

If our petition is granted, we anticipate that the rehearing would occur within the next 12 to 18 months.  If our petition is denied, we anticipate our payments to (or for the benefit of) Racusin will begin within 30 days after the denial.

Due to the uncertain outcome of our petition for a rehearing, as a result of the 9th Circuit’s ruling we have reduced common stock by $2,500 (cancellation of the 250,000 shares mentioned above) and additional paid-in capital by $2,377,500 (reversal of our previous recording of the elimination of the Judgment liability to Racusin through our issuance of stock.)

American Wagering Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 2, 2007	By	/s/ Victor Salerno
Victor Salerno, President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).